FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2005

Commission File Number: 000-51116

Hurray! Holding Co., Ltd.

Room 305-306, China Resources Building

8 Jian Guo Men Bei Street

Dongcheng District, Beijing, People’s Republic of China 100005

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-    N.A.

The index of exhibits may be found at Page 2

HURRAY! HOLDING CO., LTD.

Form 6-K

Page
Signature	Page 3

Press Release Regarding Earnings Results for the Third Quarter of 2005 dated November 15, 2005	Exhibit 99.1

Press Release Regarding Proposed Acquisition of Music Business dated November 14, 2005	Exhibit 99.2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hurray! Holding Co., Ltd.

By:	/s/ Jesse Liu
Name:	Jesse Liu
Title:	Chief Financial Officer

Date: November 15, 2005

Exhibit 99.1

Hurray! Reports Third Quarter 2005 Financial Results

BEIJING, November 15, 2005 /Xinhua-PRNewswire/ — Hurray! Holding Co., Ltd. (Nasdaq: HRAY - News), a leading provider of advanced wireless value-added services and mobile telecommunication network software in the People’s Republic of China, today announced its financial results for the third quarter ended September 30, 2005.

FINANCIAL HIGHLIGHTS:

•	Total revenues: $16.5 million, growth of 9.9% quarter-over-quarter and 30.8% year-over-year

•	2.5G services revenues: $9.2 million, growth of 4.7% quarter-over-quarter and growth of 14.6% year-over-year

•	2G services revenues: $6.0 million, growth of 29.8% quarter-over-quarter and 76.4% year-over-year

•	Software and system integration services revenues: $1.3 million, decline of 18.7% quarter-over-quarter but growth of 11.6% year-over-year

•	Net income: $5.0 million, unchanged quarter-over-quarter but growth of 6.2% year-over-year

•	Diluted earnings per ADS: $0.22

“We are pleased with our operating results during the third quarter of 2005 despite continued short-term weakness in the 2.5G market due to slow CDMA user growth experienced by China Unicom,” said QD Wang, Chairman and Chief Executive Officer of Hurray! “We are particularly pleased with the progress in expanding our customer reach, wireless value-added service platforms, and marketing and distribution channels. It is great to see that Hurray! is growing again.”

BUSINESS RESULTS

Total revenues for the third quarter ended September 30, 2005 were $16.5 million, representing a 9.9% increase over $15.0 million for the preceding quarter, and a 30.8% increase from $12.6 million for the third quarter in 2004.

2.5G services revenues were $9.2 million for the third quarter of 2005, representing an increase of 4.7% as compared to $8.8 million for the previous quarter and an increase of 14.6% as compared to $8.1 million for the third quarter of 2004. 2.5G services comprise of Wireless Application Protocol (“WAP”) services, Multimedia Messaging Services (“MMS”), and Java(TM) services. WAP revenues were $8.8 million, growth of 1.5% from the previous quarter and growth of 9.4% as compared to third quarter 2004. MMS, which was fully commercially launched in the second quarter of 2005, recorded revenues of $0.4 million for the third quarter 2005. Revenues from the company’s Java(TM) services were insignificant.

2G services revenues were $6.0 million for the third quarter of 2005, representing an increase of 29.8% as compared to $4.6 million for the previous quarter and an increase of 76.4% as compared to $3.4 million for the third quarter of 2004. 2G services comprise of Short Messaging Services (“SMS”), Interactive Voice Response services (“IVR”), and Color Ring Back Tones (“CRBT”). SMS revenues were $3.3 million for the third quarter of 2005, representing an increase of 56.2% as compared to $2.1 million in the previous quarter and an increase of 14.5% as compared to $2.9 million in the third quarter of 2004. Growth of SMS revenues was mainly attributable to our increased effort in alternative marketing and promotion through handset partnerships, Internet marketing alliances and direct advertising. IVR revenues declined 3.5% to $2.3 million for the third quarter of 2005, as compared to $2.4 million for the previous quarter due to tighter operators’ management of promotional activities by service providers, but a significant increase as compared to $0.4 million for the third quarter of 2004. CRBT, which was launched at the end of first quarter 2005, recorded revenues of $0.3 million for the third quarter 2005.

Software and system integration services revenues were $1.3 million for the third quarter of 2005, representing a decrease of 18.7% as compared with $1.6 million for the previous quarter but an increase of 11.6% as compared with $1.2 million for the third quarter of 2004. The quarterly decline of software revenue is a result of mobile operators delaying expanding or building out 2.5G and 3G data infrastructure into 2006 pending receiving 3G licenses. Software and system integration services revenues include revenue from third-party hardware sold on a no-margin, pass-through basis.

Total gross margin was 51.1% for the third quarter of 2005 as compared to 59.7% for the previous quarter and 61.1% for the third quarter of 2004. Gross margin for 2.5G services was 61.9% for the third quarter of 2005, as compared to 59.5% for the previous quarter and 62.0% for the third quarter of 2004. The improvement in gross margin for 2.5G services was primarily attributable to the increased contribution of WAP services offered through China Mobile’s network which generally has a higher gross margin, partially offset by the increased cost associated with the full commercial launch of MMS services in the third quarter of 2005. Gross margin for 2G services was 27.0% for the third quarter of 2005, as compared to 53.7% for the previous quarter and 50.6% for the third quarter of 2004. The decrease in gross margin for 2G services was mostly attributable to the upfront cost associated with increased alternative marketing effort for SMS and IVR services and the launch of CRBT services. Gross margins for these services are expected to improve over time as revenues scale.

Software and system integration services gross margin was 84.5% for the third quarter of 2005, as compared to 77.9% for the previous quarter and 84.9% for the third quarter of 2004. The increase in software and system integration gross margin between the second and third quarters of 2005 resulted from the company’s continued efforts to focus on providing its own software and services and minimizing third-party hardware pass-through sales.

Total gross profit was $8.4 million for the third quarter of 2005, representing a decline of 5.9% as compared with $8.9 million for the previous quarter and an increase of 9.5% as compared with $7.7 million for the third quarter of 2004.

Total operating expenses were $4.1 million for the third quarter of 2005, representing a decline of 8.5% as compared to $4.4 million for the previous quarter and an increase of 40.3% as compared to $2.9 million for the third quarter of 2004. The decline in operating expenses was mainly due to the decrease in consulting fees, which included $0.5 million in legal expenses associated with an aborted transaction in the second quarter of 2005.

Interest income for the third quarter of 2005 was $0.5 million. Other income for the third quarter included foreign currency exchange gain as a result of the Chinese government’s decision in July 2005 to peg the exchange rate of Chinese Renminbi against a basket of currencies, rather than just the US dollar, which resulted in a slight appreciation in the value of the Renminbi against the US dollar.

Net income was $5.0 million for the third quarter of 2005, unchanged from $5.0 million for the previous quarter, and an increase of 6.2% as compared to $4.7 million for the third quarter of 2004. Net margin was 30.5% for the third quarter of 2005 as compared to 33.4% for the previous quarter and 37.6% for the third quarter of 2004.

Fully diluted earnings per ADS were $0.22 based on a weighted average of 22.5 million diluted ADSs for the third quarter of 2005. This figure compares to $0.22 based on a weighted average of 22.3 million diluted ADSs for the previous quarter and $0.29 based on a weighted average of 16.5 million diluted ADSs for the third quarter of 2004.

As of September 30, 2005, the company had outstanding 22.0 million basic ADSs and 22.5 million fully diluted ADSs, excluding share options granted above the average market value of Hurray! stock for the quarter as their effects would have been anti-dilutive.

As of September 30, 2005, the company had $78.0 million in cash and cash equivalents.

BUSINESS HIGHLIGHTS

To reduce business concentration and better weather regulatory volatility in the wireless value-added sector going forward starting from 2005, the company has been focusing on the following initiatives:

•	Strengthening existing mobile operator marketing and distribution channels;

•	Establishing alternative marketing, promotion and distribution channels;

•	Increasing service platforms and customer reach; and

•	Accelerating new product rollout through in-house development and partnerships.

Commenting on these initiatives, Mr. Wang stated, “These are important initiatives for us to build a solid and sustainable foundation for our business going forward. We will continue to invest in these areas and are committed to carrying them through.” The following is a highlight of Hurray!’s progress to date in these areas:

•	Total wireless value-added services revenues generated from China Mobile, China Telecom and China Netcom markets grew 21.4% quarter-over-quarter and 113.2% year-over-year to $5.2 million. As a percentage of total wireless value-added services revenues, it increased to 34.2% in the third quarter of 2005 from 31.9% in the previous quarter and 21.3% in the third quarter of 2004.

•	In particular, WAP revenues from services offered through China Mobile’s WAP portals increased 32.1% quarter-over-quarter and 78.3% year-over-year to $2.9 million. We believe that we have attained the #3 position on China Mobile’s WAP portals in terms of WAP revenues for the month ended September 30, 2005.

•	The company’ SMS business resumed growth while newly established CRBT and MMS services started contributing to our total revenue growth. In addition, we have initiated services in China Telecom and China Netcom markets and recorded $0.2 million revenues in the quarter.

•	Alternative marketing, promotion and distribution such as handset partnerships, Internet marketing alliances and direct media advertising have become more effective and generated 24.0% or $3.6 million of total wireless value added services revenues for the quarter, as compared to 6.6% in the previous quarter and 0% in the third quarter of 2004.

•	Music related revenues from ringtone, ringbacktone, and truetone download or playback embedded in our WAP, MMS, IVR and CRBT services have grown to represent approximately 35.0% or $5.3 million of total wireless value added services revenues for the quarter.

In addition, Hurray! has taken significant steps since the second quarter in acquiring and building digital music production and distribution capabilities in-house and through partnerships. Specifically,

•	In the second quarter, Hurray! launched a mobile music album before scheduled CD release.

•	Hurray! recently released a music single simultaneously over mobile and Internet platforms, jointly with leading Chinese language Internet search company Baidu, skipping CD release altogether.

•	Also, Hurray! signed up a finalist of “Super Girl”, a pop idol TV competition in China, to produce her first and future albums, together with well-known Chinese movie and music production company, Huayi Brothers.

•	Further, Hurray! separately announced today that it has agreed to acquire a majority interest in the music business of Freeland group, a pioneer and leader in Internet music production and distribution which produced famous pop stars such as Xiangxiang, Yang Chengang, and Yang Yi and recent top hits such as “Mice Love Rice”, “Song of Pigs”, and “Return, My Love”.

“Hurray! has a vision to become a leading digital music production and distribution house in China. We are the first mover in all above strategic initiatives in China. It demonstrates not only our commitment to building the Hurray! brand name and capabilities for digital music content production and distribution, but also our drive to differentiate ourselves by offering mobile users in China what they truly want and are willing to pay for”, concluded Mr. Wang.

Note to the Financial Information

The financial information in this press release has been extracted from unaudited financial statements prepared in accordance with accounting principles generally accepted in the United States of America.

Conference Call

The company will host a conference call to discuss the third quarter results at

Time:	9:00 pm Eastern Standard Time on November 14, 2005
or 10:00 am Beijing/Hong Kong Time on November 15, 2005

The dial-in number:	800-265-0241 (US)
617-847-8704 (international)
Password: 25034244

A replay of the call will be available from November 14, 2005 until November 21, 2005 as follows:

888-286-8010 (US)
617-801-6888 (international)
PIN number: 22720894

Additionally, a live and archived web cast of this call will be available at:

http://www.videonewswire.com/event.asp?id=30996

or http://www.hurray.com/english/home.htm

About Hurray! Holding Co., Ltd.

Hurray! provides wireless value-added services such as ringtone and picture downloads, community and entertainment services to mobile users in China. The company is one of the market leaders in providing these services using wireless application protocol, commonly referred to as WAP, in China. WAP services are offered through the advanced 2.5G mobile networks, the most advanced broadly available mobile networks deployed in China. Hurray! also offers these services through 2G mobile networks.

In addition, Hurray! designs, develops, sells and supports a service provisioning and management software that is used by China Unicom, one of the two principal mobile operators in China, to support its 2.5G services platform.

Forward-looking Statements

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward- looking statements by terminology such as “will,” “expects,” “believes” and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: continued competitive pressures in China’s wireless value-added services market; changes in technology and consumer demand in this market; changes in the policies of the mobile operators in China or the laws governing wireless value-added services; the state of Hurray!’ relationships with China’s mobile operators; and other risks outlined in Hurray!’ filings with the Securities and Exchange Commission, including its registration statement on Form F-1, as amended. Hurray! does not undertake any obligation to update this forward-looking information, except as required under applicable law.

Hurray! Holding Co., Ltd.

Unaudited Condensed Consolidated Balance Sheets

	As of December 31, 2004(1)	As of September 30, 2005
		(Unaudited)
	(in thousands of U.S. dollars)
Assets
Current assets:
Cash and cash equivalents	$8,714	$77,964
Accounts receivable	11,883	15,806
Prepaid expenses and other current assets	2,133	1,934

Total current assets	22,730	95,704

Deposits	266	318
Property and equipment, net	2,617	2,500
Acquired intangible assets, net	439	528
Goodwill	20,412	21,366

Total assets	$46,464	$120,416

Liabilities and shareholders’ equity
Current liabilities:
Short-term borrowings	$2,658	$—
Accounts payable	3,335	2,432
Accrued expenses and other current liabilities	2,750	3,345
Income tax payable	—	124
Deferred tax liability	—	53

Total current liabilities	8,743	5,954

Shareholders’ equity:
Series A convertible preference shares	17	—
Ordinary shares	59	84
Subscription receivable	(51)	(21)
Additional paid-in capital	16,416	76,404
Retained earnings	21,280	36,901
Accumulated other comprehensive income	—	1,094

Total shareholders’ equity	37,721	114,462

Total liabilities and shareholders’ equity	$46,464	$120,416

(1)	December 31, 2004 balances were extracted from audited financial statements.

Hurray! Holding Co., Ltd.

Unaudited Condensed Consolidated Statements of Operations

	For the three months ended
	September 30, 2004	June 30, 2005	September 30, 2005
	(in thousands of U.S. dollars, except share and per share data)
Revenues:
2G services	$3,360	$4,567	$5,928
2.5G services	8,062	8,821	9,239
Software and system integration services	1,169	1,606	1,305

Total revenues	12,591	14,994	16,472

Cost of revenues:
2G services	1,661	2,116	4,325
2.5G services	3,064	3,576	3,522
Software and system integration services	176	355	203

Total cost of revenues	4,901	6,047	8,050

Gross profit	7,690	8,947	8,422

Operating expenses:
Product development	597	638	693
Selling and marketing	1,906	2,597	2,500
General and administrative	391	1,180	866
Stock-based compensation	—	21	—

Total operating expenses	2,894	4,436	4,059

Income from operations	4,796	4,511	4,363

Other income	—	337	14
Interest income (expense)	(60)	320	505
Income tax benefit (expense)	—	(155)	147

Net income	$4,736	$5,013	$5,029

Earnings per share, basic	$0.0039	$0.0023	$0.0023
Earnings per ADS, basic	$0.39	$0.23	$0.23
Earnings per share, diluted	$0.0029	$0.0022	$0.0022
Earnings per ADS, diluted	$0.29	$0.22	$0.22

Shares used in calculating basic earnings per share	1,229,360,780	2,190,275,204	2,198,890,426
ADSs used in calculating basic earnings per ADS	12,293,608	21,902,752	21,988,904
Shares used in calculating diluted earnings per share	1,653,361,356	2,229,032,723	2,245,871,775
ADSs used in calculating diluted earnings per ADS	16,533,614	22,290,327	22,458,718

For more information, please contact:

Phoebe Meng

Investor Relations Manager

Tel: 8610-6518-8989 ext 6806

yfmeng@hurray.com.cn

Source: Hurray! Holding Co., Ltd.

Exhibit 99.2

Hurray! to Acquire Major Interest in the Music Business of the Freeland Group,

a Pioneer in Internet Music Production and Distribution

BEIJING, Nov.14, 2005 /Xinhua-PRNewswire/ — Hurray! Holding Co., Ltd. (Nasdaq: HRAY - News), a leading provider of advanced wireless value-added services and mobile telecommunication network software in the People’s Republic of China, today announced the signing of definitive agreements to acquire a major interest in the music business (“Freeland Music”) of the Freeland group, which is a group of affiliated companies in China that is engaged in the production and distribution of audio and video media products. Freeland Music specializes in music production and distribution for its portfolio of artists which includes some of the most popular singers in China, such as Xiangxiang, Yang Chengang and Yang Yi. Many songs produced by Freeland Music and its artists, such as “Zhu Zhi Ge (Song of Pigs)”, “Lao Shu Ai Da Mi (Mice Love Rice)”, “Mei Er Ai Wo (Girl Love Me)”, and “Hui Lai Wo De Ai (Come Back My Love)”, are not only top hits in ringtones, ring-back tones and digital downloads on mobile phones and the Internet in China, but also appeared in Top 20 World list of Apple Computer’s (Nasdaq: AAPL - News) iTunes services for the month of October 2005.

In the acquisition, Freeland group will inject the music business into a newly formed company (“Hurray! Freeland”), which upon the closing of the acquisition will be 60% owned by Hurray! and 40% owned by Freeland group. The total consideration for the acquisition is US$7,560,000 in cash. Consideration payable by Hurray! and the respective ownership interests of the parties in Hurray! Freeland are subject to adjustment based on the financial performance of Hurray! Freeland following the closing of the acquisition. The transaction is expected to be accretive to Hurray!’ earnings per share in 2006.

Hurray! currently expects the transaction to close before December 31, 2005, subject to required China regulatory approval and other customary closing conditions. Upon closing, pursuant to certain contractual arrangements, Hurray! will distribute Hurray! Freeland’s music via wireless and Internet platforms, and Freeland group will distribute such music via offline channels, such as music stores.

Commenting on this acquisition, QD Wang, Chairman and Chief Executive Officer of Hurray!, said, “We are very pleased to announce this strategic partnership with Freeland group, a pioneer and leader in Internet as well as traditional music production and distribution in China. This will give us significant depth and breadth in music content and music production capabilities. It is a defining step for Hurray! in transforming into a leading digital music production and distribution house in China.”

“This event marks the first time in China that a leading music production house joins hands with a leading digital music distribution company. Together, we will strive to redefine the music industry in China. We are thrilled to partner Hurray! in this endeavor,” added Xiongbing Zhong, Chairman and Chief Executive Officer of Freeland group companies and to-be-established Hurray! Freeland.

China eCapital served as financial advisor and Jingtian Gongcheng served as legal advisor to Hurray! in the transaction.

About Hurray! Holding Co., Ltd.

Hurray! provides wireless value-added services such as ringtones, picture downloads, community and entertainment services to mobile users in China. The company is one of the market leaders in providing these services using wireless application protocol, commonly referred to as WAP, in China. WAP services are offered through the advanced 2.5G mobile networks, the most advanced broadly available mobile networks deployed in China. Hurray! also offers these services through 2G mobile networks.

In addition, Hurray! designs, develops, sells and supports a service provisioning and management software that is used by China Unicom, one of the two principal mobile operators in China, to support its 2.5G services platform.

About Freeland Group

Freeland group engages in the production and distribution of audio and video media products in China. It is a pioneer in China in creating and promoting pop stars by distributing their music on the Internet in addition to through traditional channels. Many songs produced and promoted by Freeland for its artists such as Xiangxiang, Yang Chengang and Yang Yi are among the top hits in the markets of ringtones, ring-back tones and digital downloads on mobile phones and the Internet in China.

Forward-looking Statements

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including: the risk that this or any future acquisition will not create the operational and financial results that Hurray!’s management and board of directors expects, including in particular the possibility that this acquisition may not be accretive to earnings in any future period or that Hurray! Freeland may not become a leading digital music production and distribution house in China; the risk that Hurray! will not be able to effectively manage Hurray! Freeland’s artists or effectively utilize its library of music; the risk that this and any future acquisition could divert management’s attention from Hurray!’s operations, which could adversely affect its results of operations; and the risks outlined in our filings with the Securities and Exchange Commission, including our registration statement on Form F-1. We do not undertake any obligation to update this forward-looking information, except as required under applicable law.

For more information, please contact:

Phoebe Meng

Investor Relations Manager

Tel: 8610-6518-8989 ext 6806

yfmeng@hurray.com.cn

SOURCE: Hurray! Holding Co., Ltd.